January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	FoxWayne Enterprises Acquisition Corp.
Registration Statement on Form S-1
Filed December 9, 2020, as amended
File No. 333-251203

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of FoxWayne Enterprises Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, January 19, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 400 copies of the preliminary prospectus dated January 7, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
DIVISION OF BENCHMARK
INVESTMENTS INC.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal